Exhibit 99.5

JamesHardie™

James Hardie Industries plc
1st Floor, Block A,
One Park Place,
Upper Hatch Street, Dublin 2,
D02 FD79, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

4 July 2025

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Holding Notice

As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 3 July 2025.

Regards

Aoife Rockett

Aoife Rockett
Company Secretary

This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.
Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK).
Chief Executive Officer and Director: Aaron Erter (USA)
Company number: 485719
ARBN: 097 829 895

Standard Form TR-1 Standard form for notification of major holdings NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the Central Bank of Ireland)i 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii: JAMES HARDIE INDUSTRIES PLC 2. Reason for the notification (please tick the appropriate box or boxes): [ ] An acquisition or disposal of voting rights [ ] An acquisition or disposal of financial instruments [ ] An event changing the breakdown of voting rights [] Other (please specify)iii: Stock merger after M&A completion 3. Details of person subject to the notification obligationiv : Name: FMR LLC City and country of registered office (if applicable): Wilmington, USA 4. Full name of shareholder(s) (if different from 3.)v: 5. Date on which the threshold was crossed or reachedvi: 01st of July 2025 6. Date on which issuer notified: 03rd of July 2025 7. Threshold(s) that is/are crossed or reached: 3%,4% 8. Total positions of person(s) subject to the notification obligation: % of voting rights attached to shares (total of 9.A) % of voting rights through financial instruments (total of 9.B.1 + 9.B.2) Total of both in % (9.A + 9.B) Total number of voting rights of issuervii Resulting situation on the date on which threshold was crossed or reached 4.9070% 0.0000% 4.9070% 429,866,368 Position of previous notification (if applicable) 2.99% 0.0000% 2.99%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii: A: Voting rights attached to shares Class/type of shares ISIN code (if possible) Number of voting rightsix % of voting rights Direct Indirect Direct Indirect AU000000JHX1 6,802,371 1.5824% IE000R94NGM2 14,291,305 3.3246% SUBTOTAL A 21,093,676 4.9070% B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations Type of financial instrument Expiration datex Exercise/ Conversion Periodxi Number of voting rights that may be acquired if the instrument is exercised/converted. % of voting rights SUBTOTAL B.1 B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations Type of financial instrument Expiration datex Exercise/ Conversion Period xi Physical or cash settlementxii Number of voting rights % of voting rights SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation (please tick the applicable box): [ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.xiii [] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv: Namexv % of voting rights if it equals or is higher than the notifiable threshold % of voting rights through financial instruments if it equals or is higher than the notifiable threshold Total of both if it equals or is higher than the notifiable threshold FMR LLC FMTC Holdings LLC Fidelity Management Trust Company FMR LLC FIAM Holdings LLC FIAM LLC FMR LLC Fidelity Management & Research Company LLC 3.7199 3.7199 FMR LLC Fidelity Diversifying Solutions LLC FMR LLC Fidelity Advisory Holdings LLC Strategic Advisers LLC

FMR LLC Fidelity Management & Research Company LLC Fidelity Management & Research (Japan) Limited FMR LLC FIAM Holdings LLC Fidelity Institutional Asset Management Trust Company 11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date] 12. Additional informationxvi: Done at Dublin on 03rd of July 2025.

Notes i. Persons completing this form should have regard to the requirements of the Transparency (Directive 2004/109/EC) Regulations 2007 as amended (the “Regulations”), the Central Bank of Ireland’s Transparency Rules (the “Transparency Rules”) and Commission Delegated Regulation (EU) 2015/761 of 17 December 2014. ii Full name of the legal entity and other identifying specification of the issuer or underlying issuer, provided it is reliable and accurate (e.g. address, LEI, domestic number identity). iii Other reason for the notification could be voluntary notifications, changes of attribution of the nature of the holding (e.g. expiring of financial instruments) or acting in concert. iv This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Regulation 15(b) to (h) of the Regulations (Article 10 (b) to (h) of Directive 2004/109/EC); or (c) the holder of financial instruments referred to in Regulation 17(1) of the Regulations (Article 13(1) of Directive 2004/109/EC). As the disclosure of cases of acting in concert may vary due to the specific circumstances (e.g. same or different total positions of the parties, entering or exiting of acting in concert by a single party) the standard form does not provide for a specific method how to notify cases of acting in concert. In relation to the transactions referred to in points (b) to (h) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the following list is provided as an indication of the persons who should be mentioned: - in the circumstances foreseen in letter (b) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights; - in the circumstances foreseen in letter (c) of the Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions; - in the circumstances foreseen in letter (d) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created; - in the circumstances foreseen in letter (e) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Regulation 14 of the Regulations (Article 9 of Directive 2004/109/EC), under letters (a) to (d) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC) or under a combination of any of those situations, the controlled undertaking; - in the circumstances foreseen in letter (f) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion; - in the circumstances foreseen in letter (g) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the natural person or legal entity that controls the voting rights; - in the circumstances foreseen in letter (h) of Regulation 15 of the Regulations (Article 10 of Directive 2004/109/EC), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion (e.g. management companies). v Applicable in the cases provided for in Regulation 15(b) to (h) of the Regulations (Article 10 (b) to (h) of Directive 2004/109/EC). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Regulation 15 of the Regulations (Article 10 Directive 2004/109/EC) unless the percentage of voting rights held by the shareholder is lower than the lowest notifiable threshold for the disclosure of voting rights holdings in accordance with the requirements of the Regulations and the Transparency Rules. vi The date on which threshold is crossed or reached should be the date on which the acquisition or disposal took place or the other reason triggered the notification obligation. For passive crossings, the date when the corporate event took effect.

vii The total number of voting rights shall be composed of all the shares, including depository receipts representing shares, to which voting rights are attached even if the exercise thereof is suspended. viii If the holding has fallen below the lowest applicable threshold in accordance with the Regulations and the Transparency Rules the holder is not obliged to disclose the extent of the holding only that the holding is “below 3%” or “below 5%” as appropriate. ix In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank. x Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends. xi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date]. xii In case of cash settled instruments the number and percentages of voting rights is to be presented on a delta-adjusted basis (Regulation 17(4) of the Regulations/Article 13(1a) of Directive 2004/109/EC). xiii If the person subject to the notification obligation is either controlled and/or does control another undertaking then the second option applies. xiv The full chain of controlled undertakings, starting with the ultimate controlling natural person or legal entity, has to be presented also in cases in which only on subsidiary level a threshold is crossed or reached and the subsidiary undertaking discloses the notification, as only thus will the markets get a full picture of the group holdings. In the case of multiple chains through which the voting rights and/or financial instruments are effectively held, the chains have to be presented chain by chain leaving a row free between different chains (e.g.: A, B, C, free row, A, B, D, free row, A, E, F etc.). xv The names of controlled undertakings through which the voting rights and/or financial instruments are effectively held have to be presented irrespective of whether the controlled undertakings cross or reach the lowest applicable threshold themselves. xvi Example: Correction of a previous notification.